Via Facsimile and U.S. Mail
Mail Stop 4720

February 23, 2010

Richard R. Current
Chief Financial Officer
Neogen Corporation
620 Lesher Place
Lansing, Michigan 48912

Re: Neogen Corporation
Form 10-K for the Fiscal Year Ended May 31, 2009
Definitive Proxy Statement filed September 1, 2009
Form 10-Q for the Quarterly Period Ended November 30, 2009
File Number: 000-17988

Dear Mr. Current:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like in your amended annual or quarterly filings, as applicable. If you do not believe that revised disclosure or amendments are necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments before requesting that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2009

Item 1. Business
Food Safety Segment, page 5

1. You disclose that many of your food safety test kits use immunoassay technology to rapidly detect target substances. Please expand your disclosure to disclose how you acquired this technology. If you are licensing this technology, please file a

copy of the agreement and please revise your disclosure to describe the material terms of the agreement, including, but not limited to any payment provisions, range of royalty rates (ie. low single digit), aggregate milestones, usage restrictions, exclusivity provisions, term and termination provisions.

Proprietary Protection and Approvals, page 9

2.   You disclose that you acquired and received more than 50 patents and trademarks, and have several pending patents and trademarks. Please expand your disclosure here to include the number of patents related to each material product and the expiration dates for those patents.

Government Regulation, page 12

3.   You disclose that a significant portion of your products and revenues are affected by the regulations of various domestic and foreign government agencies, including the U.S. Department of Agriculture, the Environmental Protection Agency, and the U.S. Food and Drug Administration. On page 10, you disclose that you seek validation by the AOAC International and approvals by the U.S. Federal Grain Inspection Service and the U.S. Food Safety Inspection Service to provide assurances to your customers. Please expand your disclosure to describe the regulations of various domestic and foreign government agencies that have a material effect on your products and revenues and briefly describe the process by which you obtain the validation and/or approval for your assurances to your customers.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 29

4.   Your disclosure appears to include a definition of disclosure controls and procedures other than the one contained in Exchange Act Rule 13a-15(e). Please revise your disclosure to reflect the definition from the Exchange Act. Your disclosure should be revised to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please note that this comment also applies to your Forms 10-Q for the Fiscal Quarters Ended August 31, and November 30, 2009.

5.   You disclose there was no change to the Company's internal control over financial reporting during the year ended May 31, 2009. Please disclose, if true,

there was no change in your internal control over financial reporting that occurred during the most recent fiscal quarter (i.e., your fourth fiscal quarter) that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to paragraph c of Item 308 of Regulation S-K.

Item 13. Certain Relationships, Related Transactions and Director Independence, page 33

6.   Please file a copy of your consulting agreement with Kahn, Soares & Conway.

Signatures, page 35

7.   Please confirm that you will indicate in your next Form 10-K that Richard Current is signing in the capacity of Chief Financial Officer and Principal Accounting Officer.

Exhibits 31.1 and 31.2

8.   Revise your executive certifications to include the entire introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to also address your officers' responsibility for establishing and maintaining internal control over financial reporting. Please note this comment also applies to your Forms 10-Q for the Fiscal Quarters Ended August 31, and November 30, 2009.

Definitive Proxy Statement filed September 1, 2009

Compensation Discussion and Analysis
Annual Bonus, page 15

9.   On page 15 and in your Summary Compensation Table on page 19, you disclose your annual cash bonuses related to your performance in the fiscal year ended May 31, 2008. It does not appear that you have disclosed the bonuses earned by your named executive officers in fiscal year ended May 31, 2009. Please provide us with draft disclosure that provides the information required by Item 402(b) and (c) of Regulation S-K for your bonuses earned in the fiscal year ended May 31, 2009.

10.   For the bonuses earned in the fiscal year ended May 31, 2008, you disclose that the annual bonus for your named executive officers is based on total company and/or business performance. Please provide us with draft disclosure of the bonuses earned by your named executive officers in your fiscal year ended May 31, 2009 which discloses each performance goal or objective that was established and communicated to each named executive officer, the achievement of each goal and how the level of achievement affected the actual bonuses paid. If you did not

establish and communicate goals or objectives to your named executive officers, please describe the evaluation of the individual performance of the executive officer and how this evaluation affected the actual bonuses paid. To the extent that the objectives are quantified, the discussion should also be quantified.

Compensation of Directors, page 23

11.   You disclose on page 24 that effective August 1, 2007 directors are paid $1,000 for each Board meeting attended and $500 for each committee meeting attended. Please revise your table to disclose the amount of fees earned or paid in cash pursuant to Item 402(k) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended November 30, 2009

Item 2. Management's Discussion and Analysis
Results of Operations
Revenues, page 12

12.   Please expand your disclosure regarding the increases in total sales. Specifically, where the increases are a result of several factors, quantify the amount of change due to each factor to the extent that the change is material. Refer to FRC Section 501.04. Additionally, where increases in total sales were due to volume and price changes, separately quantify the material increases attributable to unit volume and price increases. Refer to Item 303(a)(3)(iii) of Regulation S-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding the comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant